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                              May 21, 2024

       Hui Chun Kit
       Chief Executive Officer
       Primega Group Holdings Ltd
       Room 2912, 29/F., New Tech Plaza
       34 Tai Yau Street
       San Po Kong
       Kowloon, Hong Kong

                                                        Re: Primega Group
Holdings Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed April 25,
2024
                                                            File No. 333-277692

       Dear Hui Chun Kit:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 29, 2024 letter.

       Amended Registration Statement on Form F-1

       General

   1. We note your response to prior comment 1. It remains unclear why the company has elected to register the
resales by these selling shareholders and why such resales are being registered at this
time. We note that the selling shareholders using the resale prospectus have no registration
rights and otherwise have no material relationship with the company other than as
stockholders, and that such resales, conducted at market prices, constitute the majority of the shares
being registered for sale pursuant to the registration statement. To help us understand
whether these resales are, in fact, being conducted on behalf of the company, please
elaborate upon why the company is registering resales on their behalf in conjunction with the
company   s own firm commitment offering, why the selling
 Hui Chun Kit
Primega Group Holdings Ltd
May 21, 2024
Page 2
      shareholders acquired the shares from your controlling shareholder as opposed to acquiring such shares directly from you, and how they came to be aware of the controlling
      shareholder   s desire to transfer, sell or dispose of their shares, and why the controlling
      stockholder determined to make the sales at that time. As related to Dusk Moon
      International Limited and Moss Mist Investment Limited, please also tell us whether
      Eddid Securities USA, Inc., had any role in, or direct or indirect participation in facilitating the sale of shares.
       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameHui Chun Kit
                                                           Division of
Corporation Finance
Comapany NamePrimega Group Holdings Ltd
                                                           Office of Real
Estate & Construction
May 21, 2024 Page 2
cc:       Ying Li, Esq.
FirstName LastName